NO ACT

DC
PE
12-7-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021432

RECD S.E.C.
JAN 1 1 2008
1086

January 10, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/10/2008

Re: General Electric Company
Incoming letter dated December 7, 2007

Dear Mr. Mueller:

This is in response to your letter dated December 7, 2007 concerning the shareholder proposals submitted to GE by Dennis W. Rocheleau, Lauren M. Rocheleau, and Shana R. Rocheleau. We also have received a letter from the proponents dated January 3, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Dennis W. Rocheleau
Lauren M. Rocheleau
Shana R. Rocheleau
460 Papurah Road
Fairfield, CT 06825

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

rmueller@gibsondunn.com

December 7, 2007

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposals of Dennis W. Rocheleau*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareowners Meeting (collectively, the "2008 Proxy Materials") two shareowner proposals captioned "AFA" and "AFB" (collectively, the "Proposals") initially submitted by Dennis W. Rocheleau (the "Proponent") and subsequently resubmitted by him through his daughters, Lauren M. Rocheleau and Shana R. Rocheleau (together, the "Nominal Proponents").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent and the Nominal Proponents.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We believe that both Proposals may properly be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proponent has exceeded the one-proposal limitation; and
- Rule 14a-8(i)(8) because the Proposals relate to the election of a director.

Copies of the Proposals and their supporting statements, as well as related correspondence from the Proponent, are attached to this letter as Exhibit A. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2008 Proxy Materials for the reasons set forth below.

ANALYSIS

I. The Proposals May Be Excluded under Rule 14a-8(c) Because the Proponent Has Exceeded the One-Proposal Limitation.

A. Background.

On September 21, 2007, GE received a letter from the Proponent, dated September 21, 2007, containing two shareowner proposals, entitled "AFA" and "AFB," for inclusion in the 2008 Proxy Materials. The Proponent's submission contained several procedural deficiencies: (i) he did not provide verification of his ownership of the requisite number of GE shares; (ii) he did not state his intention to hold such shares through the date of the 2008 Annual Meeting; and (iii) he submitted two proposals for consideration at the 2008 Annual Meeting. Thus, in a letter dated October 4, 2007, which was sent within 14 days of the date GE received the Proposals, GE timely provided the Proponent with a notice of deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, GE informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies, including that he was limited to the submission of one shareowner proposal for consideration at the 2008 Annual Meeting pursuant to Rule 14a-8(c). The Deficiency Notice also included a copy of Rule 14a-8. *See* Exhibit B.

By letter dated October 11, 2007, and received by GE on October 15, 2007, the Proponent responded to the Deficiency Notice (the "Proponent's Response"), a copy of which is attached hereto as Exhibit C. In the Proponent's Response, the Proponent stated that he would not be able to meet the ownership requirements of Rule 14a-8(b) in order to be eligible to submit a shareowner proposal for the 2008 Annual Meeting, noting that:

> "With respect to I. Share Ownership Deficiency, I cannot cure the defect in time, but will meet the standard for 2009 inasmuch as I purchased more shares today."

In addition, the Proponent's Response included the following statements with regard to the number of shareowner proposals he submitted:

> "In light of II. Multiple Proposals, I will withdraw 'AFB' and have my daughter, Lauren, file "AFA". You can expect 'AFB' next year unless my other daughter, Shana, also holds sufficient GE shares."

In a letter dated October 14, 2007 (which was received by GE on October 16, 2007), Lauren Rocheleau submitted a shareowner proposal and supporting statement entitled "AFA" that is identical to the proposal and supporting statement submitted by the Proponent, also entitled "AFA." *See* Exhibit D. By letter dated October 23, 2007 (which was received by GE on October 25, 2007), Shana Rocheleau submitted a shareowner proposal and supporting statement entitled "AFB" that is identical to the proposal and supporting statement submitted by the Proponent, also entitled "AFB." *See* Exhibit E. The submissions by Lauren Rocheleau and Shana Rocheleau both provide that the Proponent—their father—is the designated representative with respect to the Proposals.

B. Rule 14a-8(c)—The "One-Proposal" Limitation.

Both Proposals may be excluded from the 2008 Proxy Materials by reason of Rule 14a-8(c), which permits each shareowner no more than one proposal for each shareowner meeting. In adopting the predecessor to Rule 14a-8(c) (Rule 14a-8(a)(4)), the Commission noted its awareness of the "possibility that some proponents may attempt to evade the rule's limitations through various maneuvers. . . ." Exchange Act Release No. 12999 (Nov. 22, 1976). The Commission went on to note that "such tactics" would result in "the granting of request[s] by the affected managements for a 'no action' letter concerning the omission from their proxy materials of the proposals at issue." *Id.* In cases where a shareowner has submitted multiple proposals and then has had family members, friends or other associates submit the same or similar proposals shortly after being notified of the one proposal rule, the Staff repeatedly has concurred that such tactics will entitle the company to no-action relief in reliance on Rule 14a-8(c). *See, e.g., Staten Island Bancorp, Inc.* (avail. Feb. 27, 2002) (concurring in the exclusion under Rule 14a-8(c) of five shareowner proposals, all of which were initially submitted by one proponent, and when notified of the one-proposal rule, the proponent, a daughter, close friends and neighbors resubmitted similar and in some cases identical proposals); *Spartan Motors, Inc.* (avail. Mar. 12, 2001) (permitting the omission of two proposals under Rule 14a-8(c) that were initially submitted by the proponent where, after he was made aware of the one-proposal rule, two identical proposals were resubmitted under his name and his wife's name); *Dominion Resources, Inc.* (avail. Feb. 24, 1993) (concurring under the predecessor to Rule 14a-8(c) in the exclusion of three shareowner proposals that were initially submitted by one shareowner and when he was notified by the company of the one-proposal limitation, the shareowner had two identical proposals, each created on the same typewriter or word processor and each sent certified mail with consecutive serial numbers, nominally submitted by two different individuals).

Moreover, the Staff has interpreted Rule 14a-8(c) to permit exclusion of all of a group of multiple proposals submitted by related parties when circumstances show that the nominal proponents "are acting on behalf of, under the control of, or alter ego of the [proponent]." *Weyerhaeuser Co.* (avail. Dec. 20, 1995). For instance, in *International Business Machines Corp.* (avail. Jan. 26, 1998), a shareowner proponent submitted four proposals, and after the company notified him of the one-proposal rule, the proponent resubmitted one proposal and then had his wife, his son and his daughter resubmit the other three identical proposals in their own names. The Staff permitted the exclusion of all four proposals for exceeding the one-proposal limitation under the predecessor to Rule 14a-8(c), concurring in the company's argument that the proponent's wife, son and daughter were simply nominal proponents. Similarly, in *Banc One Corp.* (avail. Feb. 2, 1993), the Staff concurred in the exclusion of three shareowner proposals under the predecessor to Rule 14a-8(c), because although the proposals were submitted by three different proponents, it was clear that two of the proponents were only nominal proponents for the original proponent. The company based its argument on the fact that the original proponent stated in a letter to the company that he had "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting." In the same letter, the proponent named one of the nominal proponents and indicated that he was still finalizing the text of the proposal of one of these nominal proponents. *See also BankAmerica Corp.* (avail. Feb. 8, 1996) (concurring in the exclusion of two shareowner proposals, in reliance on Rule 14a-8(c)—one submitted as president of a corporation and the other as custodian of a minor—noting that nominal proponents were "acting on behalf of, under the control of, or as the alter ego of [the proponent]"); *Occidental Petroleum Corp.* (avail. Mar. 27, 1984) (permitting the exclusion of three proposals where the shareowner proponent "attempted to evade the one proposal limitation . . . by having additional proposals submitted by other nominal proponents" after being notified of the one-proposal limitation by the company and having failed to reduce the number of proposals). This is precisely what the Proponent has done, as set forth in more detail below, by having his two daughters submit the Proposals after he was notified of the one-proposal limitation. As such, the Nominal Proponents have acted on his behalf, and under his control, in submitting the Proposals in violation of Rule 14a-8(c).

The Proponent was notified in the Deficiency Notice of the one-proposal limitation, and was given the opportunity to withdraw one proposal. Nevertheless, the Proponent had the Nominal Proponents resubmit the Proposals, both of whom designated the Proponent as their representative with respect to the Proposals. The Proponent clearly is attempting to evade the rule's limitations through this maneuver. Following receipt of the Deficiency Notice, the Proponent stated that "I will have my daughter file AFA" and that he would have his other daughter submit "AFB" if she owned sufficient shares. That, in fact, is exactly what then happened: the Proponent arranged for others to submit the exact same Proposals, in order to do what he knew he was not permitted to do himself under the Commission's regulations. As further evidence of the Proponent's control or influence over the Nominal Proponents, we note that:

(i) the Proposals and supporting statements submitted by the Nominal Proponents are identical to the Proposals and supporting statements initially submitted by the Proponent;

(ii) one of the Nominal Proponents entitled one of the Proposals "AFA" and the other Nominal Proponent entitled the other Proposal "AFB," the exact same captions that the Proponent had used for the Proposals;

(iii) the Nominal Proponents are both daughters of the Proponent; and

(iv) Proposals submitted by the Proponent and the Nominal Proponents are in exactly the same format and font.

In short, it is clear from the documents and the facts that the Nominal Proponents are acting under the Proponent's direction and on his behalf in order to circumvent the one-proposal limit in Rule 14a-8(c). Moreover, the Proponent is not eligible to submit even one shareowner proposal for the 2008 Annual Meeting, because, by his own admission, he does not meet the share ownership requirements of Rule 14a-8(b). As noted in the Proponent's Response, he "cannot cure the [ownership] defect in time. . . ." Thus, based on the language set forth by the Commission in Exchange Act Release No. 12999, specifically that "such tactics" and "maneuvers" will result in the granting of no-action relief concerning the omission of the proposals at issue and based on the no-action letter precedent cited above, we believe that both of the Proposals are excludable in reliance on Rule 14a-8(c) for exceeding the one-proposal limitation.

II. The Proposals May Be Excluded Under Rule 14a-8(i)(8) Because the Proposals Relate to the Election of Directors.

A. Background—Rule 14a-8(i)(8) and GE's Board of Directors.

We believe that the Proposals also are excludable pursuant to Rule 14a-8(i)(8), which permits the exclusion of shareowner proposals "relat[ing] to an election for membership on a company's board of directors or analogous governing body." The purpose of the exclusion is to ensure that the shareowner proposal process is not used to circumvent more elaborate rules governing election contests. The Commission has stated, "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections . . . since other proxy rules . . . are applicable thereto." Exchange Act Release No. 12598 (July 7, 1976).

As evidenced by the language of the Proposals, their supporting statements and the cover letter under which the Proposals were submitted by the Proponent, both Proposals target Ann Fudge, a current member of GE's Board of Directors (the "Board"), whom GE expects the Board to nominate for reelection at the 2008 Annual Meeting of Shareowners. Thus, "AFA" undoubtedly is intended to be "Ann Fudge proposal A" and "AFB" is intended to be "Ann Fudge proposal B." The supporting statement of AFA specifically states that it is intended to apply to Ms. Fudge; it states "in short, we don't need Ann Fudge." AFB is likewise designed to target Ms. Fudge in that it would apply to only a few of GE's directors who will be nominated for reelection at the 2008 Annual Shareowners Meeting, including Ms. Fudge. Finally, the Proponent has stated that the Proposals are intended to have this effect; in his letter of September 21, 2007, initially transmitting the Proposals, the Proponent states among other things, "My approach may be a bit of a blunt instrument, but I am very much offended by Ms. Fudge's continuing presence on our Board."

As set forth below, the Staff consistently has concurred in the exclusion of shareowner proposals that are intended to question the business judgment and suitability of a particular director and those proposals that operate to prevent the election of only some of the directors nominated for reelection at the annual meeting. Thus, we believe that both Proposals are excludable from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(8) as relating to the election to the Board.

B. Exclusion of Shareowner Proposal AFA.

AFA provides that:

> Section 3. Qualifications of the Company's Governance Principles which states "Directors should offer their resignation in the event of any significant change in

> their personal circumstances, including a change in their principal job responsibilities." will hereafter be interpreted to mean, inter alia, that any director who, for any reason other than normal retirement, no longer remains in the executive position held at the time of initial election, or a substantially similar or higher office, must resign immediately from the GE Board unless all other directors by secret ballot unanimously vote to refuse to accept the resignation and the Board then provides a written, public explanation of the reasons for its stance.

Although this Proposal is phrased in general terms, the supporting statement leaves no doubt as to how the Proponent intends for it to operate. It states, "We do not require individuals [as directors] marching to a distant, different drummer . . . . In short, we do not need Ann Fudge."

The Staff consistently has permitted companies to exclude a shareowner proposal that requests or requires the resignation of one or more specific directors who are standing for election at the same meeting at which the proposal will be considered. For example, in *PepsiCo, Inc.* (avail. Feb. 1, 1999), the company received a shareowner proposal requesting that the board of directors "establish a policy that board members shall submit a resignation if their individual professional responsibilities change through ouster, or resignation due to shareholder pressure." Although in *PepsiCo*, the proponent phrased the proposal to appear broad and generic, the supporting statement indicated that the proposal was directed against two incumbent directors, noting that the company's board included "two CEOs who were ousted from their own places of employment. We believe that directors should submit a resignation under circumstances such as these." In concurring that the proposal in *PepsiCo* was excludable under Rule 14a-8(i)(8), the Staff noted that "the proposal, together with the supporting statement, appears to question the ability of two members of the board who PepsiCo indicates will stand for reelection at the upcoming annual meeting to fulfill the obligations of directors." *See also, e.g., CA, Inc.* (avail. June 20, 2006) (concurring, under Rule 14a-8(i)(8), in the exclusion of a proposal requesting that two members of the board be removed pursuant to a provision of the Delaware General Corporation Law); *Second Bancorp Inc.* (avail. Feb. 12, 2001) (permitting exclusion of a proposal, under Rule 14a-8(i)(8), calling for the resignation of an incumbent director); *U.S. Bancorp* (avail. Feb. 27, 2000) (granting no-action relief under Rule 14a-8(i)(8) for a proposal mandating the removal of the company's officers and directors); *ChemTrak Inc.* (avail. Mar. 10, 1997) (concurring in the omission of a proposal, under Rule 14a-8(i)(8), requesting that the board of directors accept the resignation of the current chairman).

Further, the Staff consistently has permitted the exclusion of shareowner proposals that question the personal suitability of a specific individual to serve on the Board. As noted above, in *PepsiCo* the Staff provided that the proposal and supporting statement, when viewed together, seemed to "question the ability of two members of the board." *See also Brocade Communication Systems, Inc.* (avail. Jan. 31, 2007); *Exxon-Mobil Corp.* (avail. Mar. 20, 2002); *AT&T Corp.*

(avail. Feb. 13, 2001); *Honeywell International Inc.* (avail. Mar. 2, 2000) (where, in each case, the Staff concurred the proposal was excludable under Rule 14a-8(i)(8) noting that "the proposal, together with the supporting statement" appeared to "question the business judgment" of a board member or members who would stand for reelection at the upcoming annual meeting of shareowners). *See also Delta Air Lines, Inc.* (avail. Jul. 21, 1992) (granting exclusion of a shareowner proposal that "calls into question the qualifications of at least one director for reelection and thus the proposal may be deemed an effort to oppose the management's solicitation on behalf of the reelection of this person" in reliance on the predecessor to Rule 14a-8(i)(8)).

Here, the facts are substantially similar to those in *PepsiCo.* AFA requests that GE's Governance Principles require the immediate resignation of any director who no longer remains in the executive position held at the time of initial election, or a substantially similar or higher office. As the company noted in its letter to the Staff in *PepsiCo*, the Proponent here has "carefully constructed the wording of the proposal so that it appears to be a broad, generic proposal establishing a certain criteria for board membership." However, when viewed together with the language in the supporting statement quoted above and the Proponent's cover letter under which AFA initially was submitted, it is clear that AFA is targeting Ms. Fudge, whom GE expects the Board to nominate for reelection at the 2008 Annual Meeting. In his cover letter dated September 21, 2007, the Proponent notes that he is "very much offended by Ms. Fudge's continuing presence on our Board." This statement, together with the language of the supporting statement as well as the Proposal's title of AFA (presumably, Ann Fudge proposal A), makes it clear that by its terms and underlying meaning, AFA is targeting Ms. Fudge, a specific member currently serving on the Board who the Board expects to nominate for reelection at the 2008 Annual Meeting. Based on the well-established precedent set forth above, the Staff views the proposals and supporting statements together when evaluating the excludability of shareowner proposals under Rule 14a-8(i)(8). As such, we believe that AFA is attempting to question the ability of, and seek to disqualify from reelection, a current member of the Board who would otherwise be nominated for reelection at the 2008 Annual Meeting. Accordingly, AFA is excludable from the 2008 Proxy Materials under Rule 14a-8(i)(8).

C. Exclusion of Shareowner Proposal AFB.

AFB provides that:

> Prior to the annual nomination and election of directors, the Board's N[ominating and]G[overnance]C[ommittee] will specifically review the performance of all directors who have served for more than 8 years on our Board. If only one director meets that standard, he or she will not be recommended unless the entire Board unanimously votes by secret ballot to endorse that member's candidacy. If

more than one director so qualifies, the NGC will force rank the directors and the bottom rated candidate will not be re-nominated.

In various contexts, the Staff has permitted companies to exclude under Rule 14a-8(i)(8) shareowner proposals that, in purpose or effect, seek through the Rule 14a-8 process to oppose the election of specific nominees for election to the company's board of directors, an effort that should properly be the subject of a Rule 14a-12 "election contest." For example, in *Archer-Daniels-Midland Co.* (avail. Aug. 6, 1999), the Staff concurred that the company could exclude a shareowner proposal that sought to disqualify for election any director who failed to offer to buy the company. The company argued, among other things, that the proposal related to an election for directors given that only a very particular and limited group of individuals could qualify. The company also noted that, although on its face the proposal spoke in terms of qualifications, the practical effect would be the same as the waging of a proxy context to place on the board only those who would approve a narrowly defined extraordinary transaction.

Similarly, AFB is excludable because its practical effect is to disqualify one of a limited number of Board members, as AFB only applies to current directors "who have served for more than 8 years on our Board." Currently, seven of the 16 members of GE's Board have served more than 8 years: James I. Cash, Jr., Ann M. Fudge, Claudio X. Gonzalez, Andrea Jung, Sam Nunn, Roger S. Penske and Douglas A. Warner III. To the extent that GE's Board nominates some or all of these directors for reelection at the 2008 Annual Shareowners Meeting, as is expected, the effect of AFB would be to disqualify one of GE's nominees. AFB does not similarly disqualify nominees who have served on the Board for less than eight years. Such disparate treatment constitutes an opposition to the reelection of current directors, which indicates the Proponent's intent to circumvent Rule 14a-12, and which renders AFB excludable under Rule 14a-8(i)(8).

AFB requests that GE's Nominating and Governance Committee "specifically review the performance of all directors who have served more than 8 years on our Board," and provides that if "only one director meets that standard, he or she will not be recommended unless the entire Board unanimously votes by secret ballot to endorse that member's candidacy" and calls for a force ranking" of certain nominees in which the "bottom rated candidate will not be re-nominated." Thus, similar to *Delta Air Lines,* AFB "calls into question the qualifications of at least one director for reelection and thus the proposal must be deemed an effort to oppose the management's solicitation on behalf of the reelection of this person." *Delta Air Lines, Inc.* (avail. Jul. 21, 1992) (granting exclusion of a shareowner proposal that "calls into question the qualifications of at least one director for reelection and thus the proposal may be deemed an effort to oppose the management's solicitation on behalf of the reelection of this person" in reliance on the predecessor to Rule 14a-8(i)(8)). As such, AFB is excludable under Rule 14a-8(i)(8) because it questions the business judgment and suitability for office of specific GE directors who will be up for reelection at the upcoming annual meeting and attempts to use the Rule 14a-8 process to oppose the election of specific nominees to the Board. *See also Brocade Communication Systems, Inc.* (avail. Jan. 31, 2007); *Exxon-Mobil Corp.* (avail. Mar. 20, 2002); *AT&T Corp.* (avail. Feb. 13, 2001) (where, in each case, the Staff concurred that the proposal was excludable under Rule 14a-8(i)(8) noting that "the proposal, together with the supporting statement" appeared to "question the business judgment" of a board member or members who would stand for reelection at the upcoming annual meeting of shareowners).

Moreover, the Staff consistently has determined that shareowner proposals are excludable under Rule 14a-8(i)(8) when such proposals involve director nomination criteria or director qualifications that, if implemented, would affect the selection of director nominees, or the election of such nominees, at the annual meeting at which the proposal would be presented. *See, e.g.*, *Washington Mutual, Inc.* (avail. Feb. 20, 2007) (concurring that a proposal relating to certain requirements for director nominees was excludable under Rule 14a-8(i)(8) noting that "it could, if implemented, disqualify nominees for director at the upcoming annual meeting"); *Bank of America Corp.* (avail. Jan. 12, 2007) (noting that a shareowner proposal was excludable under Rule 14a-8(i)(8) that sought to reduce the size of the company's board of directors, noting that "implementation of the proposal may disqualify nominees for directors at the upcoming annual meeting"); *Peabody Energy Corp.* (avail. Mar. 4, 2005) (noting that a shareowner proposal seeking to adopt a policy so that independent directors would comprise two-thirds of the company's board of directors was excludable under Rule 14a-8(i)(8) because "it could, if implemented, disqualify nominees for director at the upcoming annual meeting"). As noted above, AFB targets seven of the 16 current members of the Board, and if implemented, one of those seven directors would be disqualified as a nominee for reelection at the 2008 Annual Meeting. Thus, as set forth in the precedent cited above, AFB is excludable under Rule 14a-8(i)(8) because it questions the business judgment and suitability for office of specific GE directors who will be up for reelection at the upcoming annual meeting and could "if implemented" disqualify a director nominee at the upcoming 2008 Annual Meeting.

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposals from its 2008 Proxy Materials for the reasons set forth above. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, GE agrees to promptly forward to the Proponents any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 995-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller /EAI

Ronald O. Mueller

ROM/jlk
Enclosures

cc: David M. Stuart, General Electric Company
Dennis W. Rocheleau
Lauren M. Rocheleau
Shana R. Rocheleau

100335562_6.DOC

EXHIBIT A

September 21, 2007

Brackett B. Denniston, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Brackett:

Following up on our earlier dialogue, and that which I had with Mike McAlevey on September 12, I submit the attached two proposals for inclusion in next year's proxy statement.

My approach may be a bit of a blunt instrument, but I am very much offended by Ms. Fudge's continuing presence on our Board. As I have said previously, I am not attacking her integrity, her decency, or her willingness to devote time to our Board. What I am asserting is that she is a relative lightweight and if she were white, she would never have been nominated. This, in my opinion, is not the first time GE's devotion to diversity or political correctness has proved to be wrongheaded and - violative of "The Letter and the Spirit" standards.

Sincerely,

Dennis W. Rocheleau
460 Papurah Road
Fairfield, CT 06825

SHAREHOLDER PROPOSAL #AFA

RESOLVED: That Section 3. Qualifications of the Company's Governance Principles which states "Directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities." will hereafter be interpreted to mean, inter alia, that any director who, for any reason other than normal retirement, no longer remains in the executive position held at the time of initial election, or a substantially similar or higher office, must resign immediately from the GE Board unless all other directors by secret ballot unanimously vote to refuse to accept the resignation and the Board then provides a written, public explanation of the reasons for its stance.

COMMENT: Certainly we should expect that our directors should be able to devote sufficient time to fulfill their Board duties. But our Board also should not countenance serial instances of arguable "job failure" or burnout by our directors ... however it may be spun for the public. We need the informed insights of the best people engaged in activities reasonably related to the conduct of the Company. We do not require individuals marching to a distant, different drummer providing the beat for bicycling in Europe, practicing yoga, reading ... or even writing ... short stories, or learning to yodel. In short, we don't need Ann Fudge.

SHAREHOLDER PROPOSAL #AFB

RESOLVED: Prior to the annual nomination and election of directors, the Board's NGC will specifically review the performance of all directors who have served for more than 8 years on our Board. If only one director meets that standard, he or she will not be recommended unless the entire Board unanimously votes by secret ballot to endorse that member's candidacy. If more than one director so qualifies, the NGC will force rank the directors and the bottom rated candidate will not be re-nominated.

COMMENT: Insufficient dynamism is an unhealthy byproduct of a "once elected you stay until you resign or reach 74" reality that abides with respect to the outside directors on our Board. In a Company that apparently embraces an executive culture of "grow or go", "rank and yank", and "a little angst improves performance", its Board ought to practice what it countenances. The argument that we always get it right in our initial selection of directors defies the laws of statistics ... and our history.

EXHIBIT B

David M. Stuart
Senior Counsel
Investigations/Regulatory

GE
3135 Easton Turnpike
Fairfield, CT 06828
USA

T +1 203 373 2243
F +1 203 373 2523
david.m.stuart@ge.com

October 4, 2007

VIA FEDERAL EXPRESS
Dennis W. Rocheleau
460 Papurah Road
Fairfield, CT 06825

Re: Shareowner Proposal

Dear Mr. Rocheleau:

I am writing on behalf of General Electric Company (the "Company"), which received on September 21, 2007, your letter dated September 21, 2007, including two shareowner proposals entitled "Shareholder Proposal #AFA" and "Shareholder Proposal #AFB" for consideration at our 2008 Annual Meeting of Shareowners (collectively, the "Submission"). Your Submission contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

I. Share Ownership Deficiency

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), provides that each shareowner proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from you that you have satisfied Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

In addition, under Rule 14a-8(b), a shareowner must provide the company with a written statement that he or she intends to continue to hold the shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. In order to correct this procedural defect, you must submit a written statement that you intend to continue holding the shares through the date of the shareowner meeting.

For your information, I enclose a copy of Rule 14a-8.

II. Multiple Proposals

Pursuant to Rule 14a-8(c) under the Exchange Act, a shareowner may submit no more than one proposal to a company for a particular shareowners' meeting. As stated in your cover letter, dated September 21, 2007, your Submission contains two proposals: one entitled "Shareholder Proposal #AFA" and another entitled "Shareholder Proposal #AFB." You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

III. Your Response to this Letter

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address or fax number as provided above.

Sincerely yours,

David M. Stuart

DMS/jlk
Enclosure

100306481_4.DOC

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

From: Origin ID: BETA (203)373-2673
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General Electric HQ
3135 Easton Turnpike
W3D-D16
Fairfield, CT 06828

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Dennis Rocheleau
460 Papurah Road
Fairfield, CT 06825

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EXHIBIT C

10/11/07

David M. Stuart, Esq
Senior Counsel - GE HQ

Dear Mr. Stuart:

I received your Federal Expressed letter, dated October 4, 2007, yesterday when my neighbor, who had removed it from my corn-drenched front door step while I was in Wisconsin for two weeks, dropped by to explain where she had "hidden" it. Excuse this hand-written reply, but I wanted to be sure this response meets the standards set forth in Section III. of your missive.

As for the two other sections of your letter, with respect to I. Share Ownership Deficiency, I cannot cure the defect in time, but will meet the standard for 2009 inasmuch as I purchased more shares today. In light of II. Multiple Proposals, I will withdraw "AFB" and have my daughter, Corinne, file "AFA". You can expect "AFB" next year unless my other daughter, Simone, also holds sufficient GE shares.

I acknowledge that GE has to follow the SEC rules, but sometimes relationships suffer in the nitpicking process. Thanks for responding in time to allow me to meet the 10/31 filing deadline.

Sincerely,

Dennis W. Rocheleau
460 Papurah Rd.
Fairfield, CT 06825

EXHIBIT D

RECEIVE.

OCT 1 6 2007

B. B. DENNISTON II

October 14, 2007

Brackett B. Denniston, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

I submit the attached proposal for inclusion in next year's proxy statement. Either I, or Dennis W. Rocheleau, my representative, will present the proposal at the Annual meeting in Erie. I believe that I own sufficient shares to meet SEC Rule 14a-8(b) requirements and intend to hold such shares through the date of the shareowners meeting.

Sincerely,

Lauren M Rocheleau

Lauren M. Rocheleau
B-1306
250 Mercer Street
New York, NY 10012

SHAREHOLDER PROPOSAL #AFA

RESOLVED: That Section 3. Qualifications of the Company's Governance Principles which states "Directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities." will hereafter be interpreted to mean, inter alia, that any director who, for any reason other than normal retirement, no longer remains in the executive position held at the time of initial election, or a substantially similar or higher office, must resign immediately from the GE Board unless all other directors by secret ballot unanimously vote to refuse to accept the resignation and the Board then provides a written, public explanation of the reasons for its stance.

COMMENT: Certainly we should expect that our directors should be able to devote sufficient time to fulfill their Board duties. But our Board also should not countenance serial instances of arguable "job failure" or burnout by our directors ... however it may be spun for the public. We need the informed insights of the best people engaged in activities reasonably related to the conduct of the Company. We do not require individuals marching to a distant, different drummer providing the beat for bicycling in Europe, practicing yoga, reading ... or even writing ... short stories, or learning to yodel. In short, we don't need Ann Fudge.

EXHIBIT E

October 23, 2007

Brackett B. Denniston, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RECEIVED
OCT 25 2007
B. B. DENNISTON

Dear Mr. Denniston,

I submit the attached proposal for inclusion in next year's proxy statement. Either I, or Dennis W. Rocheleau, my representative, will present the proposal at the Annual meeting in Erie. I believe that I own sufficient shares in GE Stock Direct Accoun[redacted]o meet SEC Rule 14a-8(b) requirements and intend to hold such shares through the date of the shareholder's meeting.

Sincerely,

Shana R. Rocheleau
250 Mercer St. Apt. B1306
New York, NY 10012

SHAREHOLDER PROPOSAL #AFB

RESOLVED: Prior to the annual nomination and election of directors, the Board's NGC will specifically review the performance of all directors who have served for more than 8 years on our Board. If only one director meets that standard, he or she will not be recommended unless the entire Board unanimously votes by secret ballot to endorse that member's candidacy. If more than one director so qualifies, the NGC will force rank the directors and the bottom rated candidate will not be re-nominated.

COMMENT: Insufficient dynamism is an unhealthy byproduct of a "once elected you stay until you resign or reach 74" reality that abides with respect to the outside directors on our Board. In a Company that apparently embraces an executive culture of "grow or go", "rank and yank", and "a little angst improves performance", its Board ought to practice what it countenances. The argument that we always get it right in our initial selection of directors defies the laws of statistics ... and our history.

BEST AVAILABLE COPY

RECEIVED
2008 JAN 10 PM 4:11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Shareowner Proposal of DW Rocheleau, LM Rocheleau, SR Rocheleau

Dear Ladies and Gentlemen:

Pursuant to my conversation with Mr. Hines of your office, we are sending this letter outlining in an informal way our objection to GE's request for a no-action letter with respect to the shareowner proposals submitted by Lauren and Shana Rocheleau, which GE, consistent with its theory, continues to attribute to Dennis Rocheleau. This is our collective response to GE's letter mailed to all of us dated 12/7/07, which I received on December 19, 2007 in a UPS delivery from Gibson, Dunn and Crutcher, LLP.

At the outset, we acknowledge the obvious: our knowledge of SEC rules and regulations is infinitesimal compared to that of GE and its law firm. Nor do we have their resources. So in the same spirit of economy, efficiency, independence and family values that animated the methodology of the original submissions, we submit this commentary. Its somewhat scrambled syntax should not be offensive to anyone who crafted Section 3 of GE's Governance Principles or interprets it in the way GE asserts is appropriate.

The factual recitation of events in GE's 12/7/07 letter is accurate; some inferences drawn therefrom are more problematic. Moreover, GE has felt free to include correspondence beyond the proposals under attack. However, GE has conveniently forgotten other correspondence which puts these proposals in context. We believe Exhibits A through D, attached, establish that: 1) these issues have been of concern to us for some time, 2) we have attempted to gather needed information, 3) we tried to resolve the matter informally ... without publicity or rancor. GE has not been very forthcoming and our patience was exhausted. GE is apparently more comfortable making its case a legalistic one. That is GE's privilege and does not surprise us.

Inasmuch as Dennis is retired (from GE) and both Shana and Lauren are employed, it seemed sensible and economical for Dennis to submit the proposals and attend the shareowners meeting; one person doing the work of two or three, if you will. We thought GE, of all companies, should appreciate such efficiency and economy of operation, but obviously not. (For your information, two former executives who each own thousands of GE shares and who share our views on this governance matter were, not surprisingly, unwilling to publicly bite the hand that fed them. Moreover, Dennis, prior to his retirement, held ... not very happily ... millions of dollars of GE shares in a deferred compensation account. What we are attempting to demonstrate is that the proponents of these proposals are not "buy-a-share-to-bitch" gadflies. We recognize that this is a serious undertaking and we are approaching it that way.)

BEST AVAILABLE COPY

Certainly a lot has changed in the world of corporate governance since the Commission's comments in Exchange Act Release No. 12999 in 1976. We believe that the standards of board membership should be of the utmost importance to shareowners and the subject of open and vigorous debate. Apparently GE thinks otherwise. It would be dispiriting, if not tragic, if the SEC agreed with them in these very challenging times for investors.

We do not know the precise facts of the many cases cited by GE, e.g. Staten Island Bancorp in 2002 going back to Occidental Petroleum in 1984. We don't intend to distinguish those cases to make ours, which is simply this: each of us is a GE shareowner, each is an adult, each has advanced degrees from first rank universities, and each is capable of acting independently.

Yes, the proposals are structured the same. They are copies of Dennis' originals; why re-invent a good wheel? They were, however, invested with the independence of individual submission letters. In short, GE is asking the SEC to value Pecksniffian procedural niceties over substantive shareowner interests.

For the record, I am proud of my daughters and love them dearly. But I do not control them in this or so many other more consequential matters of their existence. We frequently discuss issues of importance and sometimes they agree with me and sometimes not. That they did so in this instance should not disqualify them; it amplifies the power of the idea. They own their own shares. They are entitled to voice their views on GE's management. They ought not to be disenfranchised because their father was open and honest with GE every step of the way.

(At this juncture it seems appropriate to acknowledge that I, Dennis Rocheleau, the only family member encumbered by a Harvard Law degree and not currently employed, produced the initial draft of this response. All who have signed it have read it, commented thereon and, of course, are in agreement with it.)

With respect to Part II of GE's 12/7/07 letter and Rule 14a – 8(i)(8), we submit that the 10/14/07 Proposal "AFA", presumably "Advocating Fairness A", does not relate to the election of a director, but to the proper interpretation and application of GE's own Governance Principles regarding the possible resignation of a director. If it will make GE and the SEC feel better, we will remove any reference to Ms. Fudge and re-label the proposals. As I told a member of the GE legal staff on 12/20/07, we are willing to be accommodative ... even as GE continues to misinterpret the scope and application of our proposals and uses our candor as a club to control shareowners.

Without generating an exegesis of the apposite SEC rules and regulations, and decisions flowing therefrom, let us plainly state that our proposals are not blunt instruments intended to circumvent more elaborate rules governing election contests. Nor are they a negation of managerial discretion. Quite the opposite in fact. We are attempting to introduce more elaborate rules and enhance discretion by tethering it to performance based standards vetted by democratic processes. In effect, we are asking no more than that the Company live up to its self-imposed standards.

The Company's tortured reading of its Governance Principles has been rejected by several lawyers far more brilliant than I, one of whom is an expert on corporate governance who has enjoyed decanal status at arguably this country's pre-eminent law school. If there is a way to right that travesty without a proxy fight, we are all for it.

We would very much like to have our individual proposals included in the proxy for GE's 2008 Annual Shareowners Meeting ... every bit as much as we, as our conduct exhibits, would have preferred that it did not come to this. We are prepared to discuss our position with you in person. But just as GE has elected to have others speak for it, we would like to have Dennis Rocheleau speak for all of us.

To some extent, others have already spoken for us. GE's previous Chairman and CEO, Jack Welch, recently said, "... boards frequently tolerate troublesome performance from one or two of their own. It's simply too time consuming or impolitic to eradicate." Well, one of us has the time and we have never been worried about being politically correct. And as former SEC Chairman Arthur Levitt once said: "It's a sad day when the S.E.C., the investors' advocate, chooses to gag the voices of those they are charged to protect. Not only do shareholders deserve a say in who runs the companies they own, but free and fair markets depend on this oversight." Please don't stifle our modest whisper.

Thank you very much for your consideration of our position which we are also concurrently providing to R.O. Mueller, Esq. and D.M. Stuart, Esq.

Sincerely,

Dennis W. Rocheleau

Lauren M. Rocheleau

Shana R. Rocheleau
460 Papurah Road
Fairfield, CT 06825

(In alphabetical order; not a hierarchy of control)

attachments

EXHIBIT A MAILED 12/29/06

December 27, 2006

Brackett B. Denniston, III, Esquire
Sr. Vice President and General Counsel
GE Corporate - E3C
3135 Easton Turnpike
Fairfield, CT 06828

Dear Brackett:

I would like to advance the "ongoing and energetic debate" about corporate governance.

To that end, earlier this year I wrote Jeff Immelt expressing my objection to the re-election of Board members Fudge and Gonzalez. Ms. Fudge's recent "retirement"/resignation from Young and Rubicam Brands (as reported in The New York Times on 12/2/06) has re-invigorated me. As you know, our governance principles state, in paragraph 3, Qualifications, that "directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities." (Emphasis added) Accordingly, on December 4, 2006 I asked members of your staff if Ms. Fudge had resigned. Although they were helpful, I soon found myself chasing my tail in a sense.

Now I present you with the following questions/requests for information:

1. Did Ms. Fudge offer her resignation? If so, when and in what form?

2. Has the Board, or any appropriate committee thereof, considered such offer? In what manner and with what conclusion?

3. If Ms. Fudge offered to resign and GE did not accept it, what was the specific basis of that non-acceptance?

4. Given that the Board self-evaluation process is an "important determinant" for Board tenure, may I have access to it insofar as it pertains to Ms. Fudge?

5. Who is the "independent governance expert" referenced in Paragraph 9 of the governance principles and did he or she play a role in any consideration of Ms. Fudge's offer to resign? If so, what was it?

I can understand why GE might wish to keep this matter relatively private or quiet. Therefore, I am quite willing to treat all information you provide me as "confidential", but I am totally unwilling to keep the larger issue from the attention of the shareowners at the upcoming annual meeting.

In my mind Ms. Fudge's presence on GE's Board was always questionable (c.f. Betsy Holden); it was more a matter of embracing political correctness and mushy Clinton-era diversity than merit that brought her to this prominence. Given her failures (although the Board may choose to whitewash them as "retirements"), keeping Ms. Fudge as a Board member beyond her current term is risible. We sent Dolores Cross packing. I hope that we would remove Franklin Raines were he on our Board. Ms Fudge is not of their stripe, but she should not be on our Board.

I look forward to your prompt reply.

Sincerely,

Dennis W. Rocheleau
460 Papurah Road
Fairfield, CT 06825

EXHIBIT B

February 28, 2007

BB Denniston, III, Esq.
SVP and General Counsel
Corporate Legal
GE Corporate
3135 Easton Turnpike
Fairfield, CT 06828

Brackett:

When did GE start treating letters of disgruntlement from retirees as if they were a bill presented by a supplier? I have not forgotten my December 27, 2006 letter to you even if everyone at GE has.

Accordingly, I am in the process of planning my trip to Greenville despite the fact that it will crowd my HLS reunion in Cambridge. Perhaps there I should look for the "Viet Dinh" of my class. Should I seek out your daughter for lunch at the Hark?

Best regards,

Dennis W. Rocheleau
460 Papurah Road
Fairfield, CT 06825

EXHIBIT C

March 15, 2007

BB Denniston, III, Esq.
SVP and General Counsel
Corporate Legal
GE Corporate
3135 Easton Turnpike
Fairfield, CT 06828

Brackett:

Our discussion last Wednesday, March 7, 2007, regarding Board composition was stimulating, if not as satisfying as I would have liked. Although your interpretation of the "resignation" protocol under Section 3 of the Governance Principles is plausible, when I compare the specificity of the resignation process described in Section 20, majority vote policy, I stand on my assertion: Section 3 is badly drafted. Moreover, other GE attorneys did not so interpret it. At the very least, your interpretation goes only one way on a two-way street. Be that as it may, you are a far better lawyer than I and an expert on governance, which I clearly am not. But I intend to learn, so alert the Board.

My bottom line is this: If Kevin Mahar were willing to cut me some slack regarding his comments at last year's Annual Meeting, I am willing to acknowledge my friendship and respect for you and consequently embrace a caesura in my "Boot Ann Fudge from the Board" campaign. And you may be right that the Annual Meeting is a perfect example of Wanniski's Law.

Although I won't appear in Greenville, I do intend both to study this matter more fully and to write the Nominating and Corporate Governance Committee about my concerns and suggestions. Ken Langone resigned and the Board didn't say "no" or re-nominate him ... and the world didn't end. I cannot imagine that an element of the "diverse experience" which the Board seeks includes walking away from two senior management positions. As for Ms. Fudge's vaunted product management skills, I think we can cover that base adequately with either Mr. Lafley or Mr. Immelt.

You'll eat those Greenville grits without me, but next year's venue may offer more appealing fare.

Best personal regards,

Dennis W. Rocheleau
460 Papurah Road
Fairfield, CT 06825

P.S. If Ms. Fudge could part company with Marriott and Honeywell as a director, why can't we say goodbye too?

EXHIBIT J

August 2, 2007

Rochelle B. Lazards
Ralph S. Larsen
A.G. Lafley
Andrea Jung
Claudio X. Gonzalez
Susan Hockfield
Douglas A. Warner, III

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Ladies and Gentlemen:

Over the past two years I have expressed to both GE's CEO and General Counsel my misgivings about our Board's composition. Recently when I suggested that Ms. Fudge should have submitted her resignation in light of her changing responsibilities at Young and Rubican Brands, I was told that I had misinterpreted GE's governance principles.

Accordingly, I now intend to clarify those principles and pursue Ms. Fudge's removal by means of shareowner proposals at the 2008 Annual Meeting. In pursuit of that objective, I have several questions to which I would appreciate answers in order to conduct this process with a maximum of civility and a minimum of confusion.

Please provide written answers to the following questions at your earliest convenience. If you do not answer any question, I would appreciate a written explanation for that stance.

1. Does the Nominating & Governance Committee (hereinafter N&GC) utilize internal interpretative guidelines for its governance principles? If so, please provide same for "3. Qualifications", and, in particular, the sentence "Directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities."
2. If such guidelines exist, when were they first written and applied?
3. When Ms. Fudge's responsibilities at Y&R Brands changed, did she submit her resignation? If not, why not?
4. Does "N&GC" believe it has the power to waive the standards of the governance principles, particularly "3. Qualifications"? If so, under what theory or authority?
5. Has any sitting Board member ever not been re-nominated unless disqualified by age or prior resignation or death? If so, what is the history or record of such actions over the past 25 years?

6. When evaluating candidates for the Board in 2006, when Ms. Hockfield was added, how many other candidates were considered by N&GC? What was the composition of that group, broken out by sex and race, and how many were suggested by shareowners not on the Board?
7. At the time Ms. Fudge was added to the Board, what was the race and gender mix of her "considered" competitors and was her then organizational superior, Betsy Holden, among them?

Thank you for your consideration of my requests for information. If you would like to have a dialogue on this matter prior to next year's Annual Meeting, I would welcome the opportunity to discuss my issues and concerns with you individually or collectively or with your designated representative.

Sincerely,

Dennis W. Rocheleau
460 Papurah Road
Fairfield, CT 06828

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 7, 2007

The proposals relate to directors.

There appears to be some basis for your view that GE may exclude the proposals under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposals from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END